UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.
     Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067
Publicly Held Company with Authorized Capital

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS HELD ON MARCH 23, 2010

DATE, TIME, AND PLACE: March 23, 2010 at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at Avenida Presidente Juscelino Kubitschek, 2041 e 2235, Bloco A, Vila Olímpia - São Paulo/SP.

ATTENDANCE: The undersigned members of the Board of Executive Officers were present at the meeting, which was chaired by José de Menezes Berenguer Neto, Senior Vice President Executive Officer, who asked me, Beatriz Arruda Outeiro, to act as the secretary of the meeting.

CALL: The meeting was called as provided for by Article 21of Banco Santander’s Bylaws.

SUMMON: To resolve on (i) the update of the “Global Medium Term Note Program” (“MTN Program”) in the amount of three billion and five hundred million US dollars (USD3,500,000,000.00) by which Banco Santander acting either through its principal office in Brazil or through its Grand Cayman Branch will issue Notes (the “Notes”) on the foreign market; (ii) the execution, delivery and performance of the “Amended and Restated Dealer Agreement”, the “Amended and Restated Trust Deed”, the “Amended and Restated Agency Agreement” and any other documents to which Banco Santander is a party and/or any other documents executed by or on behalf of Banco Santander in connection with the update of the MTN Program, and (iii) the expected issuance of approximately five hundred million US dollars (USD500,000,000.00) up to one billion US dollars (USD1,000,000,000.00) under this MTN Program.

RESOLUTIONS: The Board of Executive Officers unanimously authorized (i) the update of the MTN Program in the amount of three billion and five hundred million US dollars (USD3,500,000,000.00), (ii) the execution, delivery and performance of the “Amended and Restated Dealer Agreement”, the “Amended and Restated Trust Deed”, the “Amended and Restated Agency Agreement and any other documents to which Banco Santander is a party or any other documents executed by or on behalf of Banco Santander in connection with the update of the MTN Program, and (iii) the expected issuance of approximately five hundred million US dollars (USD500,000,000.00) up to one billion US dollars (USD1,000,000,000.00) under this MTN Program.

CLOSING: There being nothing further to be resolved, the Meeting was closed and these Minutes were prepared and signed by the following attendees: José de Menezes Berenguer Neto, Senior Vice President Executive Officer; Angel Oscar Agallano, Carlos Alberto López Galán, Pedro Paulo Longuini, João Roberto Gonçalves Teixeira - Vice President Executive Officers; Fernando Byington Egydio Martins, Francisco Di Roberto Junior, José Roberto Machado Filho, Luciane Ribeiro, Marcos Matioli de Souza Vieira - Executive Officers.

This is a true transcript of the Minutes kept in the proper book of minutes.

Beatriz Arruda Outeiro
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 24, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President